               UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549

                SCHEDULE 13D

 Under the Securities Exchange Act of 1934
            (Amendment No.  1 )*


    Adelphia Communications Corporation
              (Name of Issuer)

Class A Common Stock, par value $.01 per share
       (Title of Class of Securities)

                 006848105
               (CUSIP Number)

           Dennis P. Coyle, Esq.
       General Counsel and Secretary
              FPL Group, Inc.
           700 Universe Boulevard
         Juno Beach, Florida 33408
               (407)694-4644

(Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications)

             September 26, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,
and is    filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                SCHEDULE 13D

CUSIP NO. 006848105                                Page 2 of 12 Pages



1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    Telesat Cablevision, Inc.
    I.R.S. Identification #: Not Required



2.  Check the appropriate box if a member of a group*
                                                            (a)  x

                                                            (b)


3.  SEC Use Only



4.  Source of Funds*
    00



5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)



6.  Citizenship or Place of Organization
    Florida



    Number of         7.  Sole Voting Power
    Shares                -0-

    Beneficially      8.  Shared Voting Power
    Owned By              1,091,399

    Each              9.  Sole Dispositive Power
    Reporting             -0-

    Person With      10.  Shared Dispositive Power
                          1,091,399

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,091,399



12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*



13. Percent of Class Represented by Amount in Row (11)
    7.10%



14. Type of Reporting Person*
    CO



   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D

CUSIP NO. 006848105                                Page 3 of 12 Pages



1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    FPL Group Capital Inc.
    I.R.S. Identification #: Not Required



2.  Check the appropriate box if a member of a group*
                                                            (a)  x

                                                            (b)


3.  SEC Use Only



4.  Source of Funds*
    00



5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)



6.  Citizenship or Place of Organization
    Florida



    Number of         7.  Sole Voting Power
    Shares                -0-

    Beneficially      8.  Shared Voting Power
    Owned By              1,091,399

    Each              9.  Sole Dispositive Power
    Reporting             -0-

    Person With      10.  Shared Dispositive Power
                          1,091,399

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,091,399



12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*



13. Percent of Class Represented by Amount in Row (11)
    7.10%



14. Type of Reporting Person*
    CO


   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D

CUSIP NO. 006848105                                Page 4 of 12 Pages



1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    FPL Group, Inc.
    I.R.S. Identification #: Not Required



2.  Check the appropriate box if a member of a group*
                                                            (a)  x

                                                            (b)


3.  SEC Use Only



4.  Source of Funds*
    00



5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)



6.  Citizenship or Place of Organization
    Florida



    Number of         7.  Sole Voting Power
    Shares                -0-

    Beneficially      8.  Shared Voting Power
    Owned By              1,091,399

    Each              9.  Sole Dispositive Power
    Reporting             -0-

    Person With      10.  Shared Dispositive Power
                          1,091,399

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,091,399



12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*



13. Percent of Class Represented by Amount in Row (11)
    7.10%



14. Type of Reporting Person*
    CO



   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D

CUSIP NO. 006848105                                Page 5 of 12 Pages



1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    Telesat Cablevision of South Florida, Inc.
    I.R.S. Identification #: Not Required



2.  Check the appropriate box if a member of a group*
                                                               (a)  x

                                                               (b)


3.  SEC Use Only



4.  Source of Funds*
    00



5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)



6.  Citizenship or Place of Organization
    Florida



    Number of         7.  Sole Voting Power
    Shares                -0-

    Beneficially      8.  Shared Voting Power
    Owned By              1,091,399

    Each              9.  Sole Dispositive Power
    Reporting             -0-

    Person With      10.  Shared Dispositive Power
                          1,091,399

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,091,399



12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*



13. Percent of Class Represented by Amount in Row (11)
    7.10%



14. Type of Reporting Person*
    CO


   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D

CUSIP NO. 006848105                                Page 6 of 12 Pages



1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    Cable LP I, Inc.
    I.R.S. Identification #: Not Required



2.  Check the appropriate box if a member of a group*
                                                               (a)  x

                                                               (b)


3.  SEC Use Only



4.  Source of Funds*
         00



5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)



6.  Citizenship or Place of Organization
    Florida



    Number of         7.  Sole Voting Power
    Shares                -0-

    Beneficially      8.  Shared Voting Power
    Owned By              1,091,399

    Each              9.  Sole Dispositive Power
    Reporting             -0-

    Person With      10.  Shared Dispositive Power
                          1,091,399

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,091,399



12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*



13. Percent of Class Represented by Amount in Row (11)
    7.10%



14. Type of Reporting Person*
    CO


   *SEE INSTRUCTIONS BEFORE FILLING OUT!

This document dated November 3, 1995, is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Telesat Cablevision, Inc. ("Telesat"), FPL Group Capital Inc ("Group Capital") and FPL Group, Inc. ("FPL Group") as Amendment No. 1 to their Statement on Schedule 13D dated March 10, 1995 (the "Statement"), and by Telesat Cablevision of South Florida, Inc. ("TCSF") and Cable LP I, Inc. ("Cable LP") as their initial Statement on Schedule 13D, and relates to the Class A Common Stock, par value $.01 per share, (the "Common Stock") of Adelphia Communications
Corporation (the "Company").   Telesat, Group Capital, FPL Group,
TCSF and Cable LP are hereinafter referred to as the "Reporting Persons." This document is referred to herein as the "Amended Statement." The Amended Statement is being jointly filed by the Reporting Persons pursuant to the joint filing agreement filed as
Exhibit 5 hereto.

     Item 2 of the Statement is hereby amended and supplemented as follows:

     Item 2.  Identity and Background.

     The information set forth in Schedule 1 to the Statement has been updated in Schedule 2 attached hereto.

     Item 3 of the Statement is hereby amended and supplemented as follows:

     Item 3. Source and Amount of Funds.

     Cable LP, which is a wholly-owned subsidiary of TCSF, which is a wholly-owned subsidiary of Telesat, owns a 20% limited partnership interest in WB Cable Associates, Ltd., a Florida limited partnership ("WB Cable"). On April 3, 1995, WB Cable consummated a transaction pursuant to an Asset Purchase Agreement dated October 28, 1994 between WB Cable and the Company in which WB Cable sold certain cable television assets to the Company. As partial consideration for the sale, WB Cable received approximately 457,318 shares (the "WB Shares") of Common Stock from the Company in lieu of $5,000,000 of the aggregate purchase price of such assets.

     On April 3, 1995 (the "Execution Date"), WB Cable and the Company also entered into a Registration Rights Agreement in connection with the acquisition of the WB Shares. The Registration Rights Agreement is filed as Exhibit 6 hereto. The Registration Rights Agreement obligates the Company, within three months following the Execution Date, to commence filing a registration statement registering the WB Shares, and any capital stock of the Company issued as a dividend or other distribution with respect to the WB Shares, under the Securities Act, and to keep the registration statement effective until the second anniversary of the Execution Date. The Registration Rights Agreement also gives WB Cable "piggyback" registration rights which enable it to require that the Company register the WB Shares under the Securities Act if the Company is otherwise registering other shares of Common Stock. These registration rights exist for a period commencing three months after the Execution Date and terminating twenty-four months after the Execution Date.

     WB Cable is in the process of dissolution and the winding up of its business affairs and has distributed Cable LP's proportionate interest in the WB Shares (approximately 91,399, hereinafter referred to as the "Cable LP Shares") to Cable LP, and therefore, the Reporting Persons may be deemed to be beneficial owners of the Cable LP Shares. In connection with the dissolution and distribution of the Cable LP Shares to Cable LP, the Company has entered into a Joinder Agreement with Cable LP, dated October 24, 1995 which designates Cable LP as a "Holder" under the Registration Rights Agreement (as the term is defined in the Registration Rights
Agreement) with respect to the Cable LP Shares.   The form of Joinder
Agreement is filed as Exhibit 7 hereto.

     Item 4 of the Statement is hereby amended and supplemented as follows:

     Item 4. Purpose of the Transaction.

     Pursuant to the terms of the Investment Agreement (described in the Statement), on September 26, 1995, Dennis P. Coyle, Esq. was elected to the Board of Directors of the Company.

     The Shares (as defined in the Statement) and the Cable LP Shares will be held for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company, and other than as disclosed in the Statement or this Amended Statement, no Reporting Person has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5 of the Statement is hereby amended and supplemented as follows:

     Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Persons, by virtue of Rule 13d-3 under the Exchange Act, may be deemed to share voting and dispositive power with each other over 1,091,399 shares of Common Stock (approximately 7.10% of the total number of shares of Common Stock outstanding as disclosed in the Form 10-Q for the quarter ended June 30, 1995 of the Company, which is the most recently available filing by the Company with the Securities and Exchange Commission.)

     Other than as described herein, no Reporting Person has engaged in any transaction in the Common Stock of the Company within sixty days of the date hereof.

     Item 6 of the Statement is hereby amended and supplemented as follows:

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in the Statement and this Amended Statement, no Reporting Person has any other contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 5:  Joint Filing Agreement

     Exhibit 6:  Registration Rights Agreement

     Exhibit 7:  Joinder Agreement

Schedule 2
(Changes to the Information set forth in Schedule 1)

Directors and Executive Officers of Telesat:

Dennis P. Coyle replaced Harry P. Cushing as President, and Leslie J. Gelber became a Vice President.


Directors and Executive Officers of FPL Group Capital Inc:

Michael W. Yackira replaced Paul J. Evanson as Director, Vice
President & Chief Financial Officer.


Directors and Executive Officers of FPL Group:

Michael W. Yackira replaced Paul J. Evanson as Vice President,
Finance and Chief Financial Officer.

Lynne V. Cheney was elected as a director. American Enterprise
Institute.  Business Address is 1150 17th Street N.W. Suite 1100,
Washington, D.C. 20036


Directors and Executive Officers of Telesat Cablevision of South
Florida, Inc.

Dennis P. Coyle - Director, President and Secretary
Leslie J. Gelber - Director and Vice President
Dilek Samil - Treasurer

Directors and Officers of Cable LP I, Inc.

Dennis P. Coyle - Director, President and Secretary
Leslie J. Gelber - Director and Vice President
Dilek L. Samil - Treasurer
Richard M. Schorr - Controller

               Exhibit Index


     Exhibit No.              Title                             Page


     Exhibit 5         Joint Filing Agreement                    13

     Exhibit 6         Registration Rights Agreement             14

     Exhibit 7         Joinder Agreement                         22

                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1995              FPL GROUP, INC.

                                     /s/ Michael W. Yackira
                                     Name: Michael W. Yackira
                                     Title: Vice President, Finance &
                                            Chief Financial Officer


Dated: November 3, 1995              FPL GROUP CAPITAL INC

                                     /s/ Michael W. Yackira
                                     Name: Michael W. Yackira
                                     Title: Vice President &
                                            Chief Financial Officer


Dated: November 3, 1995              TELESAT CABLEVISION, INC.

                                     /s/ Dennis P. Coyle
                                     Name: Dennis P. Coyle
                                     Title: President


Dated: November 3, 1995              TELESAT CABLEVISION OF SOUTH
                                       FLORIDA, INC.

                                     /s/ Dennis P. Coyle
                                     Name: Dennis P. Coyle
                                     Title: President


Dated: November 3, 1995              CABLE LP I, INC.

                                     /s/ Dennis P. Coyle
                                     Name: Dennis P. Coyle
                                     Title: President